December 22, 2014

VIA COURIER AND EDGAR

Re:	Talen Energy Corporation
Talen Energy Holdings, Inc.
Registration Statement on Form S-1
Submitted November 5, 2014
File Nos. 333-199888 and 333-199888-01

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ransom:

On behalf of Talen Energy Corporation and Talen Energy Holdings, Inc. (collectively, “Talen Energy”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. The Registration Statement has been revised in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the SEC and to reflect certain other changes. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement.

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In addition, we are providing the following responses to the Staff’s comment letter, dated December 5, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used and not otherwise defined in this letter have the meanings assigned to such terms in Amendment No. 1. The responses and information described below are based upon information provided to us by Talen Energy.

Representation and Warranties, page 75

1.	We note your cautionary statements here and on page II-6 at the beginning of the exhibit index concerning the representations and warranties in the Transaction Agreement and the other agreements included as exhibits to the registration statement. Please note that disclosure regarding an agreement’s representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Talen Energy has revised its disclosure on page 75 and II-6 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 95

2.	We note the actual purchase price for RJS Power could be materially different than your estimated purchase price and the final fair value amounts recorded for the assets, including goodwill, and liabilities of RJS Power may differ materially from the information presented in the pro forma financial information. Please describe in more detail how you estimated the purchase price and how you estimated the fair market values of the tangible and intangible assets and liabilities of RJS Power.

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Estimated Purchase Price

As provided in Note 2 (c)(8) to the Pro Forma Condensed Combined Financial Information, the estimated purchase price is calculated as follows:

Business Enterprise Value	$3,294
Less: Net Debt	1,272

Estimated purchase price for the RJS Power business	$2,022

The Business Enterprise Value and Net Debt in the table above is ascribed to the RJS Power business. This preliminary purchase price of the RJS Power business represents 35% of the business enterprise value and fair value of net debt of Talen Energy estimated during the second quarter of 2014 when evaluating and negotiating the Combination.

When negotiating the relative percentage ownership of Talen Energy to be held by PPL shareholders and the Contributors immediately after the Combination, PPL and Riverstone each utilized information from both discounted cash flow and market multiple methodologies to measure the estimated fair values of the Energy Supply business and the RJS Power business. In accordance with the Transaction Agreement, the Contributors will receive as consideration 35% of the shares of outstanding common stock of Talen Energy immediately after the Combination. This transaction is considered a business combination and must be accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805. As required under ASC 805-30-30-7, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer (i.e. the purchase price). The fair value of the consideration transferred will be derived from the actual trading price of Talen Energy’s common stock immediately after the Combination. Because Talen Energy cannot in advance predict with certainty what the market value of its common stock will be on the transaction date (currently expected to occur in the second quarter of 2015), Talen Energy respectfully submits it is not possible for Talen Energy to provide an estimate in advance of the transaction date that does not have significant potential for change. Talen Energy therefore believes it is important to disclose that its estimate could change materially. Because the Transaction Agreement does not provide for any

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adjustment to the relative common stock ownership between PPL’s shareholders and the Contributors, the purchase price will be the fair value of 35% of the outstanding common stock of Talen Energy at the date of the Combination.

Estimated Fair Values of Tangible and Intangible Assets and Liabilities of RJS Power

Fair value, as defined in ASC 820, Fair Value Measurements and Disclosures, is the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

In estimating fair value, Talen Energy engaged a third party consultant to assist in this process and considered and evaluated each of the three traditional approaches to value: the income approach, the market approach, and the cost approach.

For purposes of estimating the fair value of the generating assets acquired, Talen Energy relied primarily on the income approach, utilizing the discounted cash flow method; a method whereby the present value of the future expected net cash flows is calculated using an appropriate discount rate to convert the future cash flows into present value.

For purposes of estimating the fair value of the ash site real property, Talen Energy relied on the relief from royalty method of the income approach. Under the relief from royalty method, the fair value of an asset is estimated based on the premise that ownership of the asset relieves the owner of the need to pay a royalty to a third party for use of the asset. Under this method, fair value is estimated by discounting the royalty savings as well as any tax benefits related to ownership to a present value.

In addition, the fair value analyses considered several intangible assets and liabilities. Those assets, liabilities, and the associated fair value analyses are described below:

•	Below/Above Market Commodity Contracts - Below market contracts (intangible assets) and above market contracts (liabilities) were analyzed utilizing an income approach. Talen Energy determined the difference between contract prices for the related commodities and the current market price and then multiplied the difference by annual volume to be expected over the contract lives. The resulting after-tax annual differences were discounted using an appropriate discount rate to provide an estimate of the fair value of the contracts.

•

Below/Above Market Leases - The fair values of the below market leases (intangible assets) and the above market leases (liabilities), were estimated utilizing both the income and market approach. Talen Energy compared the

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contractual rent payments to available market rents assuming the leased sites are released to a similar tenant given the market conditions as of the measurement date. The contract rent was compared with the estimated market rent during each period of the remaining lease term in order to calculate the fair value of the above/below market leases. Any difference over the lease term was discounted to current fair value using an appropriate discount rate.

•	Ash Site Permit – The fair value of the ash site permit was estimated utilizing an income approach analysis. Specifically, the excess earnings method was employed. In this analysis, the net cash flow attributable to the intangible asset was calculated based on a forecast of the cash flow associated with the relevant business less contributory asset charges for economic returns of and on all monetary, tangible, and other intangible assets necessary to realizing the cash flows associated with only the subject asset. Under this method, fair value is estimated by discounting the resulting “excess earnings” to present value using an appropriate discount rate.

•	Emission Allowances – The fair value of emissions allowances was estimated using the market approach. Since there is a transparent and observable market for such emissions allowances, Talen Energy applied the observable market prices to the appropriate volume of annual allowances to develop the indication of fair value.

Talen Energy has revised its disclosure in Note 2 (c) to the unaudited pro forma condensed combined financial information on page 102 to reflect the possibility of material changes to the estimated purchase price and final fair value amounts.

Note 2. Purchase Price Allocation, Pro Forma and Other Adjustments, page 102

3.	Please revise your disclosure in pro forma adjustment Note 2(e) to disclose the interest rate used in computing the estimated pro forma interest expense based on the committed terms of the new $1.85 billion credit facility.

Talen Energy has revised its disclosure on page 104 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition . . . , page 108

Energy Supply, page 109

Other Financial and Operational Developments, page 110

4.

We note your disclosure here and on page F-16 of the Brunner Island and Montour coal-fired generation plants tested for impairment in the fourth quarter of 2013 as well as your disclosure of several factors that could negatively impact the operations of these facilities and potentially result in future impairment

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charges. To the extent these are asset groups at-risk, please tell us your consideration of disclosing the percentage by which fair value exceeded the carrying value of these assets groups.

Regulation S-K, Item 303, requires disclosure of “any known trends or uncertainties that . . . the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” In addition, ASC 275-10-50-13 notes that risk and uncertainty disclosures are applicable to long-lived assets the value of which may become impaired in the near term. Talen Energy has provided the disclosure identified in the Staff’s comment to give investors insight into when charges may be incurred in the future for certain long-lived asset impairments.

Talen Energy respectfully advises the Staff that these two long-lived asset groups (the Brunner Island and Montour coal-fired generation plants), neither of which is an independent reporting unit, were each assessed for impairment as, in management’s judgment, these held and used asset groups each met the criteria within ASC 360 requiring such test. In management’s opinion, generally a long-lived asset that meets the criteria requiring an impairment assessment would be considered an at-risk asset warranting early warning disclosure, if material. In accordance with ASC 360, when assessing these asset groups for impairment, management first applied an undiscounted cash flow recoverability test which utilizes cash flows based on management’s plans for the use of these assets. As neither asset group failed this undiscounted cash flow recoverability test, fair value was not required to be calculated under the accounting guidance contained in ASC 360. However, Talen Energy believes it is important to provide investors with as much information as reasonably possible to help them assess the likelihood and significance of a potential impairment of these plants and, therefore, Talen Energy has disclosed the factors that could negatively impact the operations of these facilities and the carrying value of these assets.

RJS Power, page 147

Results of Operations, page 148

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 153

5.	We note that you identify more than one reason for an increase or decrease in the components of power revenues and realized settlement on commodity derivative contracts. Please revise your disclosure to quantify, to the extent possible, the effect of each different reason to provide your readers with insight into the underlying drivers of those changes.

Talen Energy has revised its disclosure on page 154 to quantify and explain the effect of each of the underlying drivers of the increases and decreases in the components of power revenues and realized settlement on commodity derivative contracts.

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Significant Accounting Policies, page 165

6.	Please consider disclosing your critical accounting estimates to supplement the description of significant accounting policies included in Note 3 to the audited combined financial statements on page F-126. Please also disclose whether accounting estimates and assumptions are reasonably likely to change in the future based on other outcomes that are reasonably likely to occur, and quantify the impact that could result given the range of reasonably possible outcomes.

Talen Energy has revised the disclosure beginning on page 166 to supplement the description of significant accounting policies included in Note 3 to the audited combined financial statements of RJS Power. Talen Energy has also included a discussion of whether accounting estimates are reasonably likely to change and quantified the impact of any such changes where practicable. Please see the revised disclosure beginning on page 166 of Amendment No. 1. in response to the Staff’s comments.

Financial Statements of RJS Power Holdings LLC

Audited Combined Statements of Cash Flows for the Year Ended December 31, 2013, page F-123

7.	We note your presentation of changes in assets and liabilities in the combined statements of cash flows for the year ended December 31, 2013. We are unable to reconcile the change in other current liabilities to the balance in the combined balance sheets on page F-120. Also, the loss on the extinguishment of debt in the combined statements of cash flows does not agree to the loss reflected in the combined statements of operations on page F-121. Please revise or advise.

Talen Energy respectfully advises the Staff that at December 31, 2012, the other current liabilities balance in the combined balance sheet on page F-122 included approximately $13 million for unfavorable fuel supply agreements acquired in the Raven Acquisition. The fair value of the acquired unfavorable fuel supply agreements was amortized to fuel expense in the combined statement of operations over the remaining term of the agreement as the fuel was delivered during the year ended December 31, 2013. As this change in the other current liabilities balance represents non-cash amortization, it is reflected, net of $2 million of amortization of favorable contracts acquired (included in other current assets on combined balance sheet at December 31, 2012), in the amortization of contracts acquired line item in the combined statements of cash flow on page F-125.

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Talen Energy respectfully advises the Staff that the loss on the extinguishment of debt in the combined statement of cash flows on page F-125 reflects only the non-cash portion of the loss reflected in the combined statements of operations on page F-123. RJS Power incurred approximately $4 million in cash prepayment penalties associated with the extinguishment of the 2012 Raven Senior Secured Notes, which is reflected in the loss on extinguishment of debt in the combined statements of operations for the year ended December 31, 2013, but is not reflected as a non-cash add back to net income in the combined statement of cash flows for the year ended December 31, 2013 because this payment essentially represents an adjustment of the debt’s effective interest rate, an operating cash flow, and does not represent repayments of amounts borrowed.

8.	Please revise to separately identify the non-cash investing and financing activities in the combined statements of cash flows for the periods presented. Refer to ASC 230-10-50-3.

Talen Energy has revised the disclosure on page F-125 to identify separately the non-cash investing and financing activities in the combined statements of cash flows for the periods presented.

Notes to Combined Financial Statements, page F-124

3. Basis of presentation and significant accounting policies, page F-126

Revenue recognition, F-127

9.	We note your disclosure and elsewhere throughout the prospectus that the company engages in the sale of electricity, generating capacity and ancillary services on a wholesale basis. In this regard, please revise your disclosure to describe your revenue recognition policies associated with each material type of revenue transaction. In doing so, please discuss revenue recognition with respect to long-term wholesale power contracts. Refer to ASC 235-10-50-3 and SAB Topic 13B.

Talen Energy has revised the disclosure on page F-129 to clarify RJS Power’s revenue recognition policies associated with each type of transaction. Talen Energy respectfully advises the Staff that during the periods presented, RJS Power did not have any long-term wholesale power contracts.

10.	We note your disclosure that revenue recognition is recorded under the accrual method utilizing estimates where necessary. Please describe the significant judgments made in estimating revenues and how changes to such estimates affect the timing or amount of revenue recognition.

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Talen Energy has revised the disclosure on page F-129 by removing the word “estimates” to clarify that there are no significant judgments made in estimating RJS Power’s revenues from sales of generated electricity. Revenue from the sale of generated electricity for the period is recorded based on actual volumes delivered during the period and contracted prices, which are both readily observable prior to the issuance of financial statements.

Asset retirement obligations, page F-129

11.	Please revise your disclosure to clarify, if true, that you recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Refer to ASC 410-20-25-4.

Talen Energy has revised the disclosure on page F-131 to clarify that RJS Power recognizes the fair value of an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made.

4. Acquisition, page F-130

Raven Power, page F-130

12.	We note your disclosure that historical book value was used to record the fair value of acquired accounts receivable, other current and long-term assets, accounts payable and other current liabilities due to the short-term nature of these instruments. Please tell us how your initial measurement of the net assets acquired complies with ASC 805-20-30-1. Please also tell us how you measured the bargain purchase gain. Refer to ASC 805-30-25-2.

Talen Energy respectfully advises the Staff that acquired accounts receivable, other current assets, accounts payable and other current liabilities were settled by RJS Power in the normal course of business. As such, the actual settlement amount, which was also the historical book value in this case, was used to estimate fair value of these instruments using the market approach, as the settlement amount would be expected to approximate fair value considering the short-term nature of these instruments. Talen Energy further advises the Staff that the reference to other long-term assets in this paragraph was incorrect and has been corrected. Please see revised disclosure at page F-132

The bargain purchase gain was measured in accordance with ASC 805-30-25-2 as the excess of (b) over (a):

(a) The consideration transferred to the seller measured in accordance with ASC 805-30-30-7

(b) The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with ASC 805-20-3-1

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In accordance with ASC 805-30-25-4, before recognizing the gain on bargain purchase, RJS Power assessed whether it had correctly identified all of the assets acquired and liabilities assumed based on the guidance in ASC 805-30-30-4 through 30-6.

8. Notes payable and lines of credit, page F-133

13.	We note your disclosure that Topaz, Sapphire and Raven 2013 credit agreements contain covenants that restrict distributions and certain loans, among other things. Please tell us your consideration to disclose, in more detail, the pertinent provisions of such covenants that restrict the payment of distributions and/or loans and to disclose the amount of members’ interest or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Talen Energy respectfully advises the Staff that on July 10, 2014, the principal amounts outstanding on the Topaz, Sapphire and Raven 2013 credit agreements were repaid and such credit agreements were terminated. As a result, Talen Energy does not believe that additional disclosure regarding such credit agreements is necessary. In the disclosure of the 2019 Senior Notes, which were issued on July 10, 2014, Talen Energy has included disclosure beginning on page F-156 to provide the pertinent provisions of covenants that restrict the payment of distributions and/or loans and to disclose the amount of the members’ interest or net income, restricted or free of restrictions, under the current Credit Facility or the Indenture governing the 2019 Senior Notes.

Notes to Unaudited Combined Condensed Financial Statements, page 151

Changes to presentation of Statement of Operations, page F-152

14.	Please describe the type of costs classified in fuel including the other variable operating costs previously included within operations and maintenance on the Statement of Operations.

Talen Energy respectfully advises the Staff that in the annual financial statements for the years ended December 31, 2013, 2012 and 2011, costs associated with water, chemicals and limestone were included within Operations and maintenance on the Statement of Operations, whereas in the interim financial statements these expenses are included within Fuel and other variable cost, along with the cost of coal, natural gas, fuel oil and emissions credits.

Exhibit Index, page II-6

15.

Regarding the opinion of Simpson Thacher & Bartlett LLP as to certain tax matters to be filed by amendment as Exhibit 8.1 to the registration statement, please clarify for us whether this opinion will encompass both the Distribution Opinion and the Simpson Thacher Merger and Combination Opinion, each as

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defined in the Material U.S. Federal Income Tax Consequences section of the prospectus, beginning on page 61. Please also clarify for us whether you anticipate the opinion being in “long-form,” as defined in Section III of Staff Legal Bulletin No. 19.

Talen Energy has revised the disclosure on page 61 regarding the opinion of Simpson Thacher & Bartlett LLP to clarify that such opinion encompasses the matters addressed in both the Distribution Opinion and the Simpson Thacher Merger and Combination Opinion. Consistent with that approach, Talen Energy anticipates the opinion to be filed by amendment as Exhibit 8.1 to the registration statement will be in “short-form,” as defined in Section III of Staff Legal Bulletin No. 19.

*        *        *         *        *

Please do not hesitate to call Andrew R. Keller at 212-455-3577 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Donna Di Silvio

Yolanda Guobadia

Dietrich King

Jennifer López

Talen Energy Corporation

Talen Energy Holdings, Inc.

Paul A. Farr

PPL Corporation

Frederick C. Paine, Esq.

Vinson & Elkins LLP

E. Ramey Layne, Esq.